

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2025

James Bianco
Chief Executive Officer
TuHURA Biosciences, Inc.
10500 University Center Drive, Suite 110
Tampa, FL 33612

>   **Re: TuHURA Biosciences, Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted September 22, 2025**
>   **CIK No. 0001498382**

Dear James Bianco:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Curt P. Creely, Esq.